SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Conmed Healthcare Management, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

20741M03

(CUSIP Number)

James H. Desnick, M.D. Chairman of the Board Medical Equity Dynamics, LLC 370 Ravine Drive Highland Park, IL 60035 Telephone no. (847) 433-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20741M03

1	Name of Reporting Person James H. Desnick, M.D.
2	Check the Appropriate Box if Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Reorganization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,209,870
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,209,870
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,870 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.4% (1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based upon 12,846,288 shares outstanding as of May 11, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2011.

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2008 (the “Statement”), as amended, relating to the shares of common stock, $.0001 par value per share (“Common Stock”), of Conmed Healthcare Management, Inc. (the “Company”) and a Warrant issued by the Company to purchase up to 91,570 shares of Common Stock (the “Warrant”), plus such additional number of shares of Common Stock as may become issuable pursuant to the “anti-dilution” provisions of the Warrant.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

On May 12, 2011, James H. Desnick, M.D. (“Desnick”) submitted to the Company’s Board of Directors a non-binding letter (the “Proposal”) proposing to acquire the Company at a purchase price of $3.85 per share of Common Stock, for a total of $57,008,000, based on the Company’s fully diluted shares outstanding (the “Proposed Transaction”). On May 24, 2011, Desnick and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”) pursuant to which the Company has agreed, among other things, not to solicit, initiate or encourage the submission of proposals or offers relating to the acquisition of the Company until the earlier of (i) 5:00 p.m., New York time, on June 24, 2011, (ii) the date on which a definitive agreement with Desnick with respect to the Proposed Transaction is entered into and (iii) the date on which Desnick determines not to proceed with the Proposed Transaction. Levine Leichtman Capital Partners, Inc. (“LLCP”) is a third party beneficiary of the Exclusivity Agreement. All references to the Exclusivity Agreement are qualified in their entirety by reference to the Exclusivity Agreement, a copy of which is attached as Exhibit 4 and incorporated by reference.

Desnick cannot provide any assurances that any definitive agreement with the Company relating to the Proposed Transaction will be entered into or receive approval from the Board of Directors or that the Proposed Transaction will be completed. Except as set forth in the Exclusivity Agreement, no binding obligation on the part of the Company, LLCP or Desnick shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed and delivered.

Except for Desnick’s plans and proposals as set forth in the Financing Letter, the Proposal and the Exclusivity Agreement, Desnick does not have any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Desnick reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and supplemented as follows:

(a) As a result of the letter agreement executed by Desnick and LLCP on May 12, 2011 (the “Financing Letter”), LLCP may be deemed to have beneficial ownership over the shares of Common Stock held by Desnick. As of May 12, 2011, LLCP may be deemed to have beneficial ownership over 1,209,870 shares of Common Stock and 91,750 shares of Common Stock subject to a Warrant issued by the Company to Desnick, which constitutes approximately 9.4% of the Company’s outstanding shares of Common Stock (based upon 12,846,288 shares outstanding as of May 11, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2011).

LLCP and Desnick may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. LLCP and Desnick have each elected to make their own individual filing of a Schedule 13D with respect to the Proposed Transaction. As such, the information with respect to LLCP in this Schedule 13D is limited to the information that Desnick knows or has reason to know.

(b) As a result of the Financing Letter, the following entity and persons may be deemed to share with Desnick voting and dispositive power with respect to the 1,209,870 shares of Common Stock held by Desnick: (i) LLCP (by virtue of Desnick’s obligations to LLCP under the Financing Letter); and (ii) each of Arthur E. Levine and Lauren B. Leichtman (by virtue of being the sole directors, shareholders and executive officers of LLCP).

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

On May 24, 2011, Desnick and the Company entered into the Exclusivity Agreement. The description of the Exclusivity Agreement in Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

The following are filed herewith as exhibits to this Schedule 13D/A:

Exhibit 4 – Exclusivity Agreement, dated May 24, 2011, by and between Desnick and the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2011	/s/ James H. Desnick, M.D.
James H. Desnick, M.D.

EXCLUSIVITY AGREEMENT

May 24, 2011

Ladies and Gentlemen:

In conjunction with our letter dated May 12, 2011 regarding a possible acquisition transaction (the “Transaction”) involving Conmed Healthcare Management, Inc. (“Conmed”), and in consideration of the investment of time and expense that will be required by James H. Desnick, M.D. and his affiliates (“Desnick”) in their evaluation of a possible Transaction, Conmed and Desnick agree as follows:

From the date hereof until the earlier, of (i) 5:00 p.m., New York time, on June 24, 2011, (ii) the date on which a definitive agreement with respect to the Transaction is entered into (the “Exclusivity Period”), and (iii) the date on which Desnick determines not to proceed with the Transaction, at which time Desnick will promptly notify Conmed of such decision, Conmed shall not, either directly or indirectly through its officers, directors, advisors or other representatives, without the prior written approval of Desnick, (a) solicit, initiate or encourage the submission of proposals or offers relating to, (b) respond to any submissions, proposals or offers relating to (other than to communicate that Conmed is not interested in considering such submissions, proposals or offers at such time), (c) engage in any negotiations or discussions with any person relating to, or (d) furnish any confidential information that might be useful to any person in considering, any acquisition, however structured, recapitalization or similar transaction involving all or any substantial portion of Conmed business, securities or assets (an “Alternative Transaction”), other than with Desnick. Conmed shall promptly provide to Desnick notice of the receipt of any submissions, proposals, offers or inquiries concerning a possible Alternative Transaction made during the Exclusivity Period.

This Exclusivity Agreement does not constitute an agreement or understanding between the parties to enter into the Transaction or any other transaction. Levine Leichtman Capital Partners, Inc. and its affiliates, which is a party to a Financing Letter dated May 12, 2011 with Desnick, shall be a third party beneficiary of the provisions of this Exclusivity Agreement.

Please acknowledge your agreement and acceptance of the foregoing by signing in the space indicated below.

Very truly yours,

/s/ James H. Desnick, M.D.
James H. Desnick, M.D.

Agreed and accepted on May 24, 2011 by:

CONMED HEALTHCARE MANAGEMENT, INC.

By:	/s/ Richard W. Turner
Name: Richard W. Turner
Title: Chief Executive Officer